PE 10/16/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008450

DIVISION OF
CORPORATION FINANCE

NO ACT

December 14, 2015

Act: 1934
Section:
Rule: 14a-8 (OSD)
Public
Availability: 12-14-15

Gene D. Levoff
Apple Inc.
glevoff@apple.com

Re: Apple Inc.
Incoming letter dated October 16, 2015

Dear Mr. Levoff:

This is in response to your letters dated October 16, 2015 and November 16, 2015 concerning the shareholder proposal submitted to Apple by the National Center for Public Policy Research. We also have received a letter from the proponent dated November 6, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

December 14, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Apple Inc.
Incoming letter dated October 16, 2015

The proposal requests that the board review the company's guidelines for selecting countries / regions for its operations and issue a report. The proposal further provides that the report should identify the company's criteria for investing in, operating in and withdrawing from high-risk regions.

We are unable to concur in your view that Apple may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on the significant policy issue of human rights. Accordingly, we do not believe that Apple may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



November 16, 2015

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Shareholder Proposal of National Center for Public Policy Research

I am writing on behalf of Apple Inc. (the "Company") to respond to the Proponent's letter dated November 6, 2015, in which the Proponent objects to the Company's omission from its 2016 Proxy Materials of the Proponent's proposal requesting that the board of directors of the Company review the Company's guidelines for selecting countries and regions for its operations. As described more fully in our letter dated October 16, 2015 (our "Initial Letter"), we intend to omit the Proposal in reliance on Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in our Initial Letter.

As discussed in our Initial Letter, the staff has permitted exclusion of proposals that seek to limit or request a review of the company's guidelines for conducting operations in particular locations. See, e.g., *Sempra Energy* (Jan. 12, 2012) (permitting exclusion of proposal requiring board review of company's management of political, legal and financial risks posed by its operations in "any country that may pose an elevated risk of corrupt practices"). The Proponent correctly notes in its letter that, in concurring that the *Sempra Energy* proposal could be excluded, the staff noted that "although the proposal requests the board to conduct an independent oversight review of Sempra's management of particular risk, the underlying subject matter of these risks appears to involve ordinary business matters" (emphasis added). The Proponent attempts to distinguish *Sempra Energy* by asserting that the underlying subject matter of the Proposal relates to a significant policy matter. As discussed in our Initial Letter, however, the "underlying subject matter" of the Proposal likewise involves ordinary business matters (i.e., decisions regarding where to locate the Company's operations), and relates to the significant policy issue of human rights only tangentially. At its core, the Proposal seeks to micro-manage the Company's decisions about where to locate and grow its business.

The Proponent's reliance on *Exxon Mobil Corp.* (Mar. 18, 2005) is similarly misplaced. There, the proposal requested a report on "potential environmental damage that would result from the company drilling for oil and gas in protected areas." The proposal therefore sought a report directly addressing environmental damage caused by the company's operations, and therefore clearly addressed a

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

significant policy issue (the environment) and company activities in specified locations (protected areas). The Proposal, in contrast, does not seek a report on the effect of the Company's policies on any matter of significant policy, nor does it address the Company's operations in any specified geographical areas. Instead, the Proposal asks for a report on the Company's guidelines for selecting countries in which to conduct operations, and requests that the report address the criteria for operating in "high risk regions". The scope of the request is not limited to any geographical area, and therefore the report would address the Company's current or future operations anywhere in the world. Similarly, unlike the proposal in *Exxon Mobil*, the Proposal seeks a report on the Company's criteria for locating its operations in "high risk regions." The potential for encountering "high risk" in a particular country, unlike the potential for inflicting environmental damage, is not necessarily a significant policy matter.

The Proponent's reliance on *Chevron Corp.* (Mar. 21, 2008) also fails to save the Proposal. The Proponent states that the proposal addressed in *Chevron* is "substantially similar" and "nearly identical" to the Proposal. In fact, however, in addition to being worded very differently from the Proposal, the *Chevron* proposal differs from the Proposal in two important respects.

First, the proposal in *Chevron* requested that the Board develop guidelines for country selection, but provided specifically that the guidelines should address investment in or withdrawal from "countries where:

- the government has engaged in ongoing and systematic violation of human rights
- government is illegitimate
- there is a call for economic sanctions by human rights and democracy advocates and/or legitimate leaders of that country
- Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity, and consumer boycotts."

The proposal in *Chevron* therefore limited the scope of the requested guidelines to countries that met narrow and specific criteria. In addition, the criteria were expressly and strongly linked to a matter of significant social policy: human rights abuses.

The Proposal, in contrast, offers generalities where the *Chevron* proposal provided specifics. Instead of providing a list of specific criteria to establish the universe of countries that the requested guidelines should cover, the Proposal seeks guidelines addressing "high-risk regions." Although the Proposal (including the Supporting Statement) identifies several countries by name and suggests that the requested guidelines could focus on countries or regions that "raise[] an issue of misalignment with [the Company's stated] corporate values," the Proposal does not define "high-risk regions" and therefore provides virtually no limitation on its geographic focus.

Second, the *Chevron* proposal was much more focused on a specific policy issue; i.e., Chevron's investments and operations in Burma. At the time (November 2007), Burma was subject to economic sanctions, including three executive orders issued in 1997, 2003 and 2007. The proponent's correspondence to the staff made clear that U.S. company operations in Burma, and particularly Chevron's, were the subject of public debate in the United States. The proponent noted, for example, that Chevron was cited by a United States Senator at a Senate hearing as an example of a company that was taking advantage of a sanctions "loophole" to operate in Burma.

The Proposal, on the other hand, mentions six countries, only one of which (Iran) is the target of any U.S. sanctions. The Proposal does not, therefore, focus on a matter of social policy with which the Company is closely associated.

For the reasons discussed above and in our Initial Letter, the Company believes that it may omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(7). If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,



Gene D. Levoff
Associate General Counsel, Corporate Law

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

November 6, 2015

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Gene D. Levoff on behalf of Apple Inc. (the "Company") dated October 16, 2015, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2016 proxy materials for its 2016 annual shareholder meeting.

RESPONSE TO APPLE'S CLAIMS

Our Proposal asks the Board of Directors to conduct a simple review of the Company's operations in high-risk regions that have a history of human rights abuses. Our Proposal does not direct the Company to do – or not to do – business in any specific region. Our Proposal does not seek to micromanage the Company's venue choices. Rather, it asks the Board of Directors to perform a review that simply identifies the Company's criteria for selecting countries or regions in which to operate. If our Proposal were to go to a shareholder vote, the Company's owners would only be voting on whether the Board would perform such a review. The shareholders would have no say – nor would they even express a value judgment – concerning those locations where Apple chooses to do business.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Apple contends that it is entitled to exclude our Proposal in reliance on Rule 14a-8(i)(7), arguing that the Proposal impermissibly seeks to micromanage its operations. In fact, the Proposal only seeks a Board review of Company procedures related to its choices for regional operations. That review may potentially elucidate instances where Apple's operations negatively impact the health and safety of the people and environment where it does business. The Staff has long allowed proposals that request such a review. In fact, the Staff has previously ruled that a proposal that is substantially similar to ours did not interfere with ordinary business operations.

Furthermore, our Proposal focuses on the significant social policy issue of human rights. The Company fully admits that human rights is a Staff-recognized significant policy issue. And we admit, that in some instances, the Staff has permitted companies to exclude proposals that touch on significant policy issues but really focus on core company operations. However, those decisions – which Apple cites – involve proposals that direct company operations concerning the choice of products. Therefore, they are unlike our Proposal, which focuses squarely on the significant policy issue of human rights.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Proposal May Not be Excluded as Interfering With Ordinary Business Operations Since it Does Not Direct the Company to take any Action With Regards to its Operations

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

For the following reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

Part A. Our Proposal Focuses on a Review of Company Guidelines Regarding the Location of Apple's Operations – It Does Not Direct the Company's Actions

In its efforts to exclude our Proposal, Apple cites to numerous irrelevant Staff decisions made under Rule 14a-8(i)(7). It is only by misconstruing Staff precedent that Apple can even claim that our Proposal interferes with its ordinary business operations. Specifically, the Company relies on *Sempra Energy* (avail. January 12, 2012) and *Allstate Corporation* (avail. February 19, 2002) for the proposition that our Proposal impermissibly seeks to micromanage its ordinary business operations. Its reliance is misplaced.

The proposal in *Sempra* was a risk-based proposal that looked inward at risks to the company. It sought an evaluation of political, legal and financial risks to Sempra in regards to its regional operations. The Staff has long-maintained that these matters are within the purview of a corporation's ordinary business operations. Indeed, the Staff made this clear in its *Sempra* decision, stating: "We note that although the proposal requests the board to conduct an independent oversight review of Sempra's management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters." Specifically, the *Sempra* proposal called into question the company's legal compliance. The Staff has long ruled that such a request is not proper for a shareholder resolution. *See Sprint Nextel Corp.* (avail. March 16, 2010) (allowing exclusion of a shareholder proposal requesting an explanation as to why the company had not adopted an ethics code that would promote compliance with securities laws since the proposal concerned "adherence to ethical business practices and the conduct of legal compliance programs.").

So while the proposal in *Sempra* concerned risk – the underlying subject matter was political, financial and legal implications to the company. These issues are not generally subject to shareholder oversight. Conversely, the overt subject matter of our Proposal is human rights – a matter that the Staff has long allowed shareholders to address.

Similarly, the Proposal in *Allstate*, which Apple cites, has no bearing on our Proposal. In that instance, the proposal directed the company to cease operations in Mississippi. Our Proposal does not direct the Company to begin, continue or cease operations in any region. Our Proposal requests a simple review of the Company's choices regarding operations in high-risk regions.

The Company misstates the Staff decisions in *Sempra* and *Allstate* to claim that "[a]t its core, therefore, the Proposal seeks to micro-manage the Company's decisions about where to locate and grow its business." That simply is not true. Our Proposal only seeks a review. It does not seek to micromanage matters that are within management's prerogative, nor does it direct the Company's actions with regards to the *situs* of its operations. Furthermore, the Staff has already ruled that a proposal that is substantially similar ours did not interfere with a company's ordinary business operations.

Part B. The Staff Has Determined that Proposals that Seek a Review of Company Operations in High-Risk Regions Do Not Interfere with Ordinary Business Operations

Our Proposal follows a clear pattern of previously allowed proposals by seeking a review of the Company's operations in high-risk regions. In *Chevron Corp.* (avail. March 21, 2008), the Staff allowed a proposal over an ordinary business challenge where the proponent directed the company to develop guidelines for investing in certain high-risk countries. In *Chevron*, the proponent requested:

> the Board... review and develop guidelines for country selection and report these guidelines to shareholders and employees by October 2008. In its review, the Board *shall* develop guidelines for investing or withdrawing from countries. (Emphasis added).

Our Proposal similarly requests that:

> the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify Apple's criteria for investing in, operating in and withdrawing from high-risk regions.

While the two proposals are similar, the *Chevron* proposal asked much more of the company and, indeed, arguably sought to micromanage the company's regional choices of its operations. That proposal directed the company to "develop guidelines from investing or withdrawing from countries" using the mandatory term "shall." From there, the proposal's supporting statement actually contained criteria by which the company would be permitted to invest in (or forced to withdraw from) a certain region. Our Proposal only asks for a review of Company procedures. It does not go as far as directing the Company to develop guidelines that would dictate the locations in which the Company could operate.

The Staff also previously allowed a proposal that discussed a corporation's choice of operational location in regards to "protected areas." In *Exxon Mobil Corp.* (avail. March 18, 2005), the Staff allowed a proposal (over a Rule 14a-8(i)(7) objection) that requested a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas." The proposal went on to note that the requested report "would allow shareholders to assess the risks created by the company's activities in these areas as well as the company's strategies for managing these risks." Our Proposal would similarly allow the Company's shareholder to assess the Company's strategy for its operations in high-risk regions.

Exxon and *Chevron* stand for the proposition that proponents can request a review of a corporation's operations in high-risk regions such as those with human rights abuses or sensitive environmental regions. Our Proposal follows this model. For that reason, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

Section II. Our Proposal Does Not Interfere with the Apple's Ordinary Business Operations as It is Focused on Human Rights – A Significant Social Policy Issue

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues, noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

Apple does not dispute that human rights are a significant policy issue. Instead, Apple repeats the same unpersuasive argument that the company tried in *Chevron Corp.* (avail. March 21, 2008). Apple argues that the "Staff has routinely allowed companies to exclude proposals that relate to ordinary, day-to-day business decisions, even though those decisions may be tied to larger social issues." This is nearly identical to Chevron's failed argument. Chevron claimed that "[r]egardless of whether part of the 2008 Proposal touches upon significant social policy issues, the entire 2008 Proposal is excludable because it distinctly addresses ordinary business matters." The Staff disagreed with Chevron then, and consistency dictates that the Staff should similarly reject Apple's argument now.

In Exchange Act Release No. 40018 (May 21, 1998), the Staff made it clear that even if a proposal arguably relates to ordinary business matter – but focuses on a significant policy issue – it is not excludable as the subject of the proposal trumps its classification as an ordinary business matter.

As explained above, our Proposal is nearly identical to the one in *Chevron*. In that no-action contest, the proponent explained succinctly that, "corporate investments in countries with systematic human rights violations is a significant social policy issue." While our Proposal merely calls for a review, it also sheds light on important human rights issues. To the extent that Apple's operates in regions with a history of human rights abuses identified in our Proposal, as the proponent in *Chevron* explained, Apple "plays a pivotal role in maintaining a flow of capital to countries with notorious human rights abuses, and therefore plays a pivotal role in upholding the brutal repression in those countries."

As noted in our Proposal, Apple has operations in (or is seeking to have operations in) countries with abysmal human rights records. The proponent in *Chevron* explained that "[f]or the citizens of these countries, one of the greatest threats to their safety and the safety of their environment is the financial support of their oppressors, support that facilitates the systematic human rights violations." Despite this, the point of our Proposal is not whether Apple should invest in or divest from certain areas. Our Proposal calls for a review of the Company's regional choice of operations specifically because much of the public believes that corporations, such as Apple, that operate in regions with a history of systematic human rights abuses, play a vital role in the flow of capital to those areas.

The Company cites to numerous Staff decisions in an effort to show that our Proposal does not focus on significant policy issues. They are wholly irrelevant. Here are just a few examples:

- *Papa John's International, Inc.* (avail. February 13, 2015). In rejecting a proposal about the company's choice of pizza toppings, the Staff duly noted that the proposal "relates to the products offered for sale by the company." The Staff has long ruled that shareholder proposals cannot relate to a company's choice of products. *See Albertson's, Inc.* (avail. March 18, 1999) (permitting exclusion of a proposal that the company's board take steps necessary to assure that the company no longer sells, advertises, or promotes tobacco products).

- *Petsmart, Inc.* (avail. 14, 2006). In this instance, the Staff rightly rejected a shareholder proposal directing the pet company to consider ending sale of a certain pet. Again, this proposal was properly rejected as it related to one of Petsmart's primary products.

- *Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323 (3d Cir. 2015). The Third Circuit affirmed the Staff's decision excluding a proposal that sought to direct the company's decision to sell certain items. The proposal was clearly an effort to restrict Wal-Mart's ability to sell guns. Again, the sale of company products is within management's domain and not subject to shareholder action.

With these irrelevant examples, the Company is trying to fit a square peg into a round hole. The Staff's rulings regarding corporate choice of products have no relation to our Proposal concerning Company operations in high-risk regions. The Company completely ignores the Staff's *Chevron* precedent discussed above. The Company would have the Commission upend its Rule 14a-8(i)(7) precedent and declare that a Board review of a company's choice of operations in high-risk regions is the equivalent of the products it chooses to sell. The Staff has never done so. As we have shown above, the Staff made it clear in *Chevron* that proposals related to a company's choice of operations – specifically operations in high-risk regions with a pattern of human rights abuses – transcend ordinary business matters.

The Company's string of citations merely displays that the Staff's Rule 14a-8(i)(7) precedent is consistent in declaring that management maintains dominion over its product choices in a broad sense. Nowhere in its no-action request does Apple show an instance where the Staff disallowed a proposal because it sought a review of a company's operations in high-risk regions. Apple is asking the Staff to overturn its prior decisions and invalidate an entire line of its Rule 14a-8(i)(7) reasoning. We urge the Staff to maintain its even-handed consistency.

Our Proposal focuses on a review of regional operations. The regional operations – and the human rights abuses occurring therein – are the topic of the proposal. Our Proposal in no way relates to the Company's product choices.

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

Conclusion

Our Proposal seeks a review of the Company's policies regarding its operations in high-risk regions. The Staff has previously confirmed that such a request is allowable and does not interfere with ordinary business operations. The Company does not dispute the Staff's prior decisions on this topic. Instead, Apple chooses to ignore them altogether. Apple would have the Staff ignore its clear precedent and instead apply the rationale of its decisions regarding a company's choice of products to our Proposal in order to exclude it. Furthermore, our Proposal focuses on the significant policy issue of human rights. We urge the Staff to affirm its prior decisions and allow our Proposal to proceed to the Company's shareholders for a vote.

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Apple's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4113 or email me at JDanhof@nationalcenter.org.

Sincerely,



Justin Danhof, Esq.

cc: Gene D. Levoff, Apple Inc.



Rule 14a-8(i)(7)

October 16, 2015

VIA E-MAIL (***shareholderproposals@sec.gov***)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Shareholder Proposal of National Center for Public Policy Research

Dear Ladies and Gentlemen:

Apple Inc., a California corporation (the "***Company***"), hereby requests confirmation that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits a shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by the National Center for Public Policy Research (the "***Proponent***") from the Company's proxy materials for its 2016 Annual Meeting of Shareholders (the "***2016 Proxy Materials***").

Copies of the Proposal and the Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the staff provide its response to this request to the undersigned via email at glevoff@apple.com.

The Company intends to file its definitive 2016 proxy materials with the Commission more than 80 days after the date of this letter.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

THE PROPOSAL

On September 23, 2015, the Company received an e-mail containing as an attachment a letter dated September 23, 2015 from Justin Danhof on behalf of the National Center for Public Policy Research submitting the Proposal, which reads as follows:

> **Whereas**, the Securities and Exchange Commission has consistently recognized that human rights constitute a significant policy issue.
>
> Company operations in high-risk regions with poor human rights records risk damage to Apple's reputation and shareholder value.
>
> Apple has recently shown interest in opening business relations with Iran – a state sponsor of terrorism with an abysmal human rights record.
>
> The Company also has a presence (or is expecting to have a presence) in areas such as Saudi Arabia, Qatar, Nigeria and the United Arab Emirates – all nations that have questionable human rights records as it relates to suffrage, women's rights and gay rights.
>
> **Resolved:** The proponent requests the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify Apple's criteria for investing in, operating in and withdrawing from high-risk regions.

BASIS FOR EXCLUSION OF THE PROPOSAL

The Company believes that it may omit the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

I. **Rule 14a-8(i)(7)**

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶86,018, at 80,539* (May 21, 1998) (the "***1998 Release***").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

A. *The Proposal Relates to the Company's Fundamental Business Decisions Regarding the Location of Its Operations*

The Proposal relates to the Company's selection of the countries and regions in which it operates. The Proposal's resolution specifically requests that the Company's Board of Directors review the Company's guidelines "for selecting countries / regions for its operations" and report on the Company's "criteria for investing in, operating in and withdrawing from high-risk regions." Similarly, the "whereas" clauses introducing the resolution refer to the Company's "operations in high-risk regions," the Company's possible interest in "opening business relations with Iran," and the Company's "presence" in various other countries."

The staff has consistently allowed companies to exclude under Rule 14a-8(i)(7) proposals that seek to influence or direct the countries, regions or other geographic areas in which the company will do business or conduct its operations. In *Sempra Energy* (Jan. 12, 2012), for example, the staff permitted exclusion of a proposal requesting that the board conduct an annual independent oversight review of the company's management of political, legal and financial risks posed by its operations in "any country that may pose an elevated risk of corrupt practices." See also *Allstate Corporation* (Feb. 19, 2002) (allowing exclusion of a proposal requesting that the company cease operations in Mississippi because of "out of control litigation" in the state). The staff has deemed a proposal to be related to ordinary business operations not only where the proposal seeks to restrict the location of the company's "operations," but also where the proposal seeks to dictate the location of the company's manufacturing of its products or the jurisdictions in which the company sells finished products. See *Hershey Co.* (Feb. 2, 2009) (allowing exclusion of a proposal requesting that all finished products sold in the United States and Canada be manufactured in the United States and Canada).

The Proposal requests that the Company "review its guidelines" for selecting countries in which to conduct operations and publish a report disclosing its "criteria" for selecting those countries and the countries in which it makes investments. At its core, therefore, the Proposal seeks to micro-manage the Company's decisions about where to locate and grow its business. These decisions are made continuously and routinely by the Company, based on a wide variety of complex factors. The decisions are fundamental to the Company's day-to-day operations and are the types of ordinary business matters that the 1998 Release said should be left to the discretion of management.

B. *The Proposal's Reference to Human Rights Does Not Save the Proposal From Relating to Ordinary Business Matters*

Apple is deeply committed to protecting and promoting human rights. Apple recognizes that certain of the issues raised by the Proposal are important ones; they are important to the Company and to the world at large. However, while human rights are a significant policy issue, the Proposal relates to human rights only tangentially. The Proposal would require the Board to issue a report on "the Company's criteria for selecting countries / regions for its operations." As discussed in the preceding section of this letter, the Company's criteria for selecting countries in which to conduct operations include a host of complex factors, many of which would be common to other large, modern international companies.

The staff has routinely allowed companies to exclude proposals that relate to ordinary, day-to-day business decisions, even though those decisions may be tied to larger social issues. In *Papa John's International, Inc.* (Feb. 13, 2015), for example, the staff permitted the company to exclude a proposal requesting that the company include more vegan items on its restaurant menus, despite the proponent's argument that the proposal, if implemented, would promote animal welfare, a matter of significant policy. In allowing exclusion, the staff noted that, fundamentally, the proposal related to "the products offered for sale by the company" and therefore was a matter of ordinary business. See also *Dominion Resources, Inc.* (allowing exclusion of a proposal relating to use of alternative energy because, while touching on a significant policy, it related to the company's choice of technologies for use in its operations); *PetSmart, Inc.* (Apr. 14, 2006) (allowing exclusion of a proposal requesting the company's board to issue a report on whether to end bird sales); *Marriott International, Inc.* (Feb. 13, 2004) (allowing exclusion of a proposal prohibiting the sale of sexually explicit material at Marriott-owned and managed properties); *Albertson's, Inc.* (Mar. 18, 1999) (allowing exclusion of a proposal that the company's board take steps to stop the sale, advertisement or promotion of tobacco products).

The staff's long history of allowing exclusion of proposals that, while touching on a significant policy issue, focus on a matter of ordinary business, amply supports exclusion of the Proposal. Exclusion of the Proposal is further supported by the recent decision in *Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323 (3d Cir. 2015). The Third Circuit upheld the staff's position that the company in that case could exclude a shareholder proposal requesting that a committee of the board be directed to consider whether Wal-Mart should continue to sell any product that "especially endangers public safety and well-being...has the substantial potential to impact the reputation of the [c]ompany....and/or would reasonably be considered by many offensive to the family and community values integral to the [c]ompany's promotion of its brand," and focusing specifically on the sale of guns in certain Wal-Mart stores. The Third Circuit noted that, while the proposal sought to establish a process for board oversight of the selection of products for sale in Wal-Mart stores (much as the Proposal asks that the Company's board publish guidelines for selecting countries in which the Company conducts operations), the subject matter of the proposal involved the core of the company's business (i.e., the selection of products to sell in company stores). The fact that the proposal's primary purpose was to address the significant policy issue of gun sales was insufficient to override the proposal's clear effort to seek a shareholder referendum on a matter of ordinary business.

The Proposal is excludable for the same reasons the staff and the Third Circuit upheld Wal-Mart's exclusion of Trinity's proposal. While the Proposal expresses an interest in protecting human rights, the Proposal seeks to do so through a shareholder referendum on the Company's selection of countries in which to do business. The decision where to sell or manufacture products is no less fundamental or ordinary than the decision what to sell. The Third Circuit noted that a retailer must consider, in selecting products for sale, "economic trends, data analytics, demographics, consumer preferences" and a host of other issues. The Company's selection of countries and regions in which to conduct its operations involve weighing similar factors. The Company's core business is the sale of its products to customers around the world. The Company is constantly exploring opportunities to reach new customers and provide a better experience for consumers of the Company's products and services. Accordingly, consistent with the precedent discussed above, the Proposal concerns ordinary business matters despite its references to human rights, and therefore is excludable under Rule 14a-8(i)(7).

CONCLUSION

For the reasons discussed above, the Company believes that it may omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(7). We respectfully request that the staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2016 Proxy Materials.

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 16, 2015

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,



Gene D. Levoff
Associate General Counsel,
Corporate Law

Attachments

cc: The National Center for Public Policy Research

Exhibit A

Copy of the Proposal and Related Correspondence

From: **Justin Danhof** jdanhof@nationalcenter.org
Subject: National Center for Public Policy Research - Shareholder Proposal
Date: September 23, 2015 at 2:09 PM
To: shareholderproposal@apple.com


JD

Via FedEx and Email (shareholderproposal@apple.com)

September 23, 2015

Mr. Bruce Sewell, Corporate secretary
Apple Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, California 95014

Dear Mr. Sewell,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Apple Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Apple Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2016 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002, and emailed to JDanhof@nationalcenter.org <mailto:JDanhof@nationalcenter.org> .

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal (Human Rights Review – High-Risk Regions)



NCPPR Apple 2016 Proposal.pdf

THE NATIONAL CENTER



FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx and Email (shareholderproposal@apple.com)

September 23, 2015

Mr. Bruce Sewell, Corporate secretary
Apple Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, California 95014

Dear Mr. Sewell,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Apple Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Apple Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2016 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002, and emailed to JDanhof@nationalcenter.org.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal (Human Rights Review – High-Risk Regions)

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Human Rights Review – High-Risk Regions

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute a significant policy issue.

Company operations in high-risk regions with poor human rights records risk damage to Apple's reputation and shareholder value.

Apple has recently shown interest in opening business relations with Iran – a state sponsor of terrorism with an abysmal human rights record.

The Company also has a presence (or is expecting to have a presence) in areas such as Saudi Arabia, Qatar, Nigeria and the United Arab Emirates – all nations that have questionable human rights records as it relates to suffrage, women's rights and gay rights.

Resolved: The proponent requests the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify Apple's criteria for investing in, operating in and withdrawing from high-risk regions.

Supporting Statement: If the Company chooses, the review may consider developing guidelines on investing or withdrawing from areas where the government has engaged in systematic human rights violations.

In its review and report, the Company might also consider a congruency analysis between its stated corporate values and Company operations in certain regions, which raises an issue of misalignment with those corporate values, and stating the justification for such exceptions.

For example our CEO bashed state-level religious freedom laws as anti-homosexual bigotry saying, "Apple is open. Open to everyone, regardless of where they come from, what they look like, how they worship or who they love. Regardless of what the law might allow in Indiana or Arkansas, we will never tolerate discrimination." Yet, according to the *Washington Post*, Apple has a presence in 17 countries where homosexual acts are illegal. In four of those nations, homosexual acts are punishable by death. These company operations are inconsistent with Apple's values as extolled by our CEO.

Additionally, Apple's stated policies call for massive reductions in CO_2 emissions. However, Apple has manufacturing operations in China – the world's largest emitter of CO_2 with a questionable record on human rights and religious freedom. Again, operations in this region appear to conflict with Apple's stated values and policies.

The proponent believes that Apple's record to date demonstrates a gap between its lofty rhetoric / aspirations and its performance. The requested report would play a role in illuminating and addressing the factors accounting for this gap.

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

September 28, 2015

Mr. Bruce Sewell, Corporate secretary
Apple Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, California 95014

Dear Mr. Sewell,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research to Apple Inc. on September 23, 2015.

Sincerely,



Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 855-594-1054
Toll Free 800-382-9989
http://www.ubs.com/team/cfsgroup

CFS Group

Anthony Connor
Senior Vice President - Investments
Senior Portfolio Manager
Portfolio Management Program

Bryon Fusini
First Vice President - Investments
Financial Advisor

Richard Stein
Senior Wealth Strategy Associate

www.ubs.com

Mr. Bruce Sewell, Corporate secretary
Apple Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, California 95014

September 28, 2015

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Mr. Sewell,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on 09/23/2015, the National Center for Public Research held, and has held continuously for at least one year 147 shares of the Apple Inc. common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research